[Letterhead of American Express]

March 22, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Meeks

Re:	American Express Receivables Financing Corporation III LLC
American Express Credit Account Master Trust
Form SF-3 Registration Statement
File Nos. 333-228921 and 333-228921-01

Dear Mr. Meeks:

On behalf of American Express Receivables Financing Corporation III LLC and American Express Credit Account Master Trust, the undersigned hereby requests that the effective date of the above-referenced Form SF-3 Registration Statement be accelerated to 4:00 p.m. on March 26, 2019, or as soon thereafter as practicable.

The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Very truly yours,

American Express Receivables Financing Corporation III LLC

By:	/s/ Kerri S. Bernstein
	Name:	Kerri S. Bernstein
	Title:	President